January 28, 2011

BY EDGAR

Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Station Place

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comment Letter dated January 13, 2011
Tele Norte Leste Participações S.A.
Form 20-F for Fiscal Year Ended December 31, 2009
Filed July 1, 2010
File No. 1-14487

Dear Mr. Spirgel:

This letter is to advise you that we are continuing to work on the responses to your letter dated January 13, 2011 requesting additional information pertaining to the above-referenced filing. We expect to provide responses to your letter on or prior to February 4, 2011.

If you have any questions, please do not hesitate to contact me.

Very truly yours,

/s/ Bayard de Paoli Gontijo
Bayard de Paoli Gontijo
Investor Relations Director
Tele Norte Leste Participações S.A.

cc:	Melissa Hauber, Senior Staff Accountant
Robert S. Littlepage, Jr., Accounting Branch Chief
Securities and Exchange Commission